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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
SUNTERRA CORP
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

86787D208
(CUSIP Number)

DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
	Rule 13d-1(b)
	Rule 13d-1(c)
  X	Rule 13d-1(d)

 CUSIP No.   86787D208
1.
Names of Reporting Persons.   PENN CAPITAL MANAGEMENT
I.R.S. Identification Nos. of above persons (entities only).  22-2796848
2. Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)

	(b)


3. SEC Use Only

4. Citizenship or Place of Organization STATE OF ORGANIZATION IS NEW JERSEY, USA Number of Shares Beneficially by Owned by Each Reporting Person With:

5. Sole Voting Power	1,361,104
6. Shared Voting Power

7. Sole Dispositive Power  1,361,104
8. Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person  1,361,104
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11. Percent of Class Represented by Amount in Row (9)	6.902%
12. Type of Reporting Person (See Instructions)
       IA

Item 1.
	(a)
	Name of Issuer
	SUNTERRA CORP
	(b)
	Address of Issuers Principal Executive Offices
	3865 WEST CHEYENNE AVENUE
	LAS VEGAS, NV   89032

Item 2.
	(a)
	Name of Person Filing
	PENN CAPITAL MANAGEMENT
	(b)
	Address of Principal Business Office or, if none, Residence
	457 HADDONFIELD ROAD
	CHERRY HILL, NJ   08002
	(c)
	Citizenship incorporated by reference to item 4 of the cover page pertaining to each reporting person
	(d) Title of Class of Securities   COMMON STOCK
	(e) CUSIP Number 86787D208

Item 3. If this statement is filed pursuant to sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a)   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)   Insurance company as defined in section 3(a)(19) of the
Act (15 U.S.C. 78c).
(d)  Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)  X	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
(f)  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)  A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C.
1813);
(i)  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
     Act of 1940 (15 U.S.C. 80a-3);
(j)  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a) Amount beneficially owned:  1,361,104
 (b) Percent of class:  6.902%
 (c) Number of shares as to which the person has:
         (i) Sole power to vote or to direct the vote  1,361,104
	(ii) Shared power to vote or to direct the vote .
	(iii) Sole power to dispose or to direct the disposition of 1,361,104
	(iv) Shared power to dispose or to direct the disposition of . Instruction. For computations regarding securities which represent a right to acquire an underlying security see section 240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial
owner of more than five percent of the class of securities,
check the following  [].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
  NOT APPLICABLE
Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company
Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE
Item 9.	Notice of Dissolution of Group
NOT APPLICABLE


Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2006
Date
_______________________________
Signature

Eric Green,
Director of Research & Principal
Name/Title